ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) of Enterra Energy Trust (“the Trust” or “Enterra”) for the three-month period ended March 31, 2007.  This MD&A should be read in conjunction with the MD&A and the consolidated financial statements, together with the accompanying notes of the Trust for the year ended December 31, 2006, as well as the unaudited interim consolidated financial statements, together with the accompanying notes of the Trust for the three-month period ended March 31, 2007.  All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) except where otherwise indicated.  This MD&A was written as of May 14, 2007.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A includes forward-looking statements.  All statements other than statements of historical facts contained in this MD&A, including statements regarding the Trust’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements.  The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to the Trust, are intended to identify forward-looking statements.  The Trust has based these forward-looking statements largely on the Trust’s current expectations and projections about future events and financial trends that the Trust believes may affect its financial condition, results of operations, business strategy and financial needs.  These forward-looking statements are subject to a number of risks, uncertainties and assumptions as described elsewhere in this MD&A.

Other sections of this MD&A may include additional factors that could adversely affect the Trust’s business and financial performance.  Moreover, the Trust operates in a very competitive and rapidly changing environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Trust assess the impact of all factors on the Trust’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The Trust undertakes no obligation, except as required by securities law, to update publicly or revise any forward-looking statements.  You should not rely upon forward-looking statements as predictions of future events or performance.  The Trust cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, the Trust cannot guarantee future results, levels of activity, performance or achievements.

SPECIAL NOTE REGARDING NON-GAAP TERMS

This document contains the terms “funds from operations” and “netback”, which are non-GAAP terms.  The Trust uses these measures to help evaluate its performance.  The Trust considers funds from operations a key measure for the ability of the Trust to repay debt, make distributions to unitholders and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian GAAP as an indicator of the Trust’s performance.  The Trust considers netback a key measure for the ability of the Trust to analyze its operations.  The term should not be considered as an alternative to, or more meaningful than, net earnings (loss) as determined in accordance with Canadian GAAP as an indicator of the Trust’s performance. Funds from operations and netback, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation for funds from operations to cash provided by operating activities and of netback to net earnings (loss) can be found in the non-GAAP financial measures section of this MD&A.

CERTAIN FINANCIAL REPORTING MEASURES

Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

OVERVIEW AND STRATEGY

Enterra is a Canadian oil and gas trust with trust units listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).  The Trust’s head office is located in Calgary, Alberta and its United States office is located in Carney, Oklahoma.

The Trust’s portfolio of crude oil, natural gas liquids and natural gas interests is geographically diversified and is balanced between natural gas and liquids production.  The Trust’s properties are located principally in Alberta, British Columbia, Saskatchewan and Oklahoma with average production for Q1 2007 of 11,856 boe/day, which was comprised of approximately 61% natural gas and 39% crude oil and natural gas liquids.

The Trust strives to make monthly cash distributions to its unitholders based on a target payout ratio range of 60% to 70% of funds from operations.  The Trust’s distributions in Q1 2007 were approximately 88% of funds from operations, exceeding that target payout range, due to a higher level of distributions paid in January 2007.  Adjusting for the higher level of distributions paid in January 2007, compared to those paid in February and March 2007, the payout ratio would have been 66%.  While the Trust believes it is important to deliver sustainable and predictable distributions to its unitholders, all distributions are determined by the board of directors (“Board”) of Enterra Energy Corp., as administrator of the Trust, based on the circumstances as they exist at that time and will be subject to a number of factors, many of which are beyond the Trust’s control.  These factors include unforeseen events which impact the Trust’s production levels, the prices received for that production and the cost structure associated with the Trust’s operations.  The Trust will continue to monitor its payout ratio to ensure that, over the medium and long term, the ratio remains in the target range.

ENTERRA’S GOAL, BUSINESS STRATEGY AND OPERATING PRINCIPLES

Enterra’s goal is to generate returns for its unitholders through a combination of cash distributions that are predictable, sustainable and increase over time, and capital appreciation from steady and consistent increases in reserves, production and funds from operations per trust unit.  To achieve that goal the Trust has adopted a three-pronged strategy as follows.

Organic Growth

The Trust currently targets a distribution level of 60% to 70% of funds from operations to unitholders and to invest the balance in the development of the large portfolio of lower-risk opportunities it has identified within its existing asset base.  The individual nature and number of the opportunities varies across the Trust’s properties, but in aggregate the Trust believes they offer a means of adding reserves and production on a basis that will be accretive to unitholders and at a pace that generally is within the Trust’s control.  As a result, the Trust believes that investing in such projects is in the long-term interest of unitholders.

Accretive Acquisitions

Corporate and property acquisitions are an effective means of consolidating assets, improving efficiencies in existing core areas or adding new core areas.  The Trust intends to be pro-active, focused and disciplined in its approach to such acquisitions.  Generally, the Trust seeks to make acquisitions that:

•

are accretive to funds from operations per trust unit and accretive to at least one of reserves or production per trust unit;

•

add to the Trust’s portfolio of infill and step-out drilling opportunities, which the Trust believes to be lower-risk in nature;

•

consolidate the Trust’s position within an existing core area or create a new core area;

•

leverage the Trust’s existing expertise;

•

have high working interests and operatorship; and

•

maintain a reasonable balance among oil and natural gas production, and geographic diversification.

Strategic Partnerships

The Trust actively seeks to align itself with industry partners that provide access to projects that otherwise may not be available due to the nature or degree of risk involved or due to the expertise required to properly capitalize on the opportunity.  The basis of the partnerships will vary, but may involve a farmout of existing assets or a joint acquisition with a partner followed by a farmout or joint venture.  The Trust’s objectives in structuring these relationships include:

•

providing controlled exposure to higher-risk, higher-return opportunities;

•

aligning with management teams or individuals with specific experience, proven skills or a demonstrated competitive advantage;

•

adding reserves and production over an extended period of time at minimal cost and risk to Enterra and, as a result, providing a source of funds for future distributions; and

•

creating opportunities to purchase, at an attractive cost, assets from a partner once the risk is better defined or once the necessary expertise to exploit the opportunity has been acquired by the Trust.

In pursuing the Trust’s growth strategies Enterra seeks to manage the risk to unitholders by following a number of operating principles.  These principles are intended to maximize flexibility and the ability to capitalize on opportunities, while reducing the volatility and increasing the predictability of distributions.  These operating principles include:

•

diversifying the source of production geographically so that Enterra is less dependent on one market for production or one area for future development;

•

maintaining a reasonable balance among crude oil production, natural gas liquids production and natural gas production, so that Enterra is less vulnerable to short term price fluctuations for any single commodity;

•

seeking high working interests, operatorship and ownership of associated infrastructure, so that the Trust is better able to control the pace and timing of capital expenditures;

•

maintaining a multi-year inventory of lower-risk development projects so that the Trust is able to support its strategy of reinvesting in organic growth opportunities;

•

moving towards a conservative balance sheet with a target ratio of total net debt (defined as bank indebtedness less current assets plus current liabilities) to funds from operations of 1:1, so that Enterra is positioned to capitalize on acquisition opportunities when they arise; and

•

hedging up to 50% of projected gross production, up to 24 months in advance, using price collars and avoiding fixed price sales so that the Trust is less exposed to significant short-term swings in commodity prices, but has protected a base level of distributions and preserved a degree of upside.

OVERALL PERFORMANCE

The full impact of the results of the operations from the Trust’s acquisition of assets located in Oklahoma (“Oklahoma Assets”) at the end of Q1 and early Q2 2006 positively impacted the Trust’s Q1 2007 operating and financial results.   This positive impact, combined with the Trust’s lower distribution level of US$0.06 for the months of February and March, brought the Trust’s distribution ratio to 88% for Q1 2007 compared to 98% for Q1 2006.  If the Trust had paid US$0.06 in January 2007 instead of US$0.12, the distribution ratio would have been 66% for Q1 2007.

Average production increased by 18% to 11,856 boe/day in Q1 2007 from 10,064 boe/day in Q1 2006. The Trust exited the quarter with sales volumes of approximately 11,876 boe/day, 14% lower than the Q1 2006 exit rate of 13,805 boe/day.

The positive impact of the year-over-year increase in production volumes was offset by a number of factors including lower natural gas prices, higher production expenses and higher G&A and interest expenses.  Production expenses increased 59% in Q1 2007 to $14.59/boe compared to $9.18/boe in Q1 2006. Cash G&A expenses per boe increased by 58% in Q1 2007 to an average of $4.39/boe from $2.77/boe in Q1 2006.  Interest expenses were also up, reflecting an increase in the amount of debt outstanding largely related to the acquisition of the Oklahoma Assets, rising 126% to $4.8 million in Q1 2007 compared to $2.1 million in Q1 2006. As a result, funds from operations decreased by 24% to $18.0 million in Q1 2007 from $23.6 million in Q1 2006.

The Trust realized a net loss of $1.12/unit compared to net earnings of $0.06/unit in Q1 2006.  This loss is mainly due to the goodwill impairment loss in Q1 2007.

Over the course of Q1 2007, the Trust paid distributions of $15.8 million to unitholders or US$0.24/unit, representing decreases of 32% and 56% respectively, compared to total distributions of $23.1 million and distributions of US$0.54/unit in Q1 2006.

SUMMARIZED FINANCIAL AND OPERATIONAL DATA (in thousands except for volumes and per unit amounts)
	Three-months ended March 31,
	2007	2006	Change

Revenues	$44,010	$47,717	(8%)
Average sales (boe/day)	11,856	10,064	18%
Exit sales rate (boe/day)	11,876	13,805	(14%)
Cash provided by operating activities	$22,757	$(7,786)	392%
Funds from operations (1)	$17,964	$23,585	(24%)
Net earnings (loss)	$(62,752)	$2,248	(2,891)%
Net earnings (loss) per unit - basic	$(1.12)	$0.06	(1,967%)
Weighted average number of units outstanding – basic	56,231	38,200	47%
Average price per barrel of oil	$57.66	$56.89	1%
Average price per mcf of natural gas	$7.88	$8.47	(7%)
Production expenses per boe	$14.59	$9.18	59%
Netback (2) per boe	$16.62	$28.02	(41%)

(1)

Funds from operations is a non-GAAP financial measure.  See non-GAAP financial measures section of the MD&A for a reconciliation of this measure.

(2)

Netback is a non-GAAP financial measure.  See non-GAAP financial measures section of the MD&A for a reconciliation of this measure.

QUARTERLY FINANCIAL INFORMATION

Quarterly Financial Information (in thousands except for per unit amounts)
	2007	2006				2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$44,010	$56,043	$73,335	$67,313	$47,717	$50,602	$47,638	$29,807
Earnings (loss) before taxes and non-controlling interest	$(72,968)	$(101,242)	$(6,879)	$(10,579)	$(3,149)	$(28,526)	$7,530	$947
Net earnings (loss)	$(62,752)	$(69,189)	$3,000	$(296)	$2,248	$(12,937)	$7,089	$2,567
Net earnings (loss) per unit
Basic	$(1.12)	$(1.40)	$0.07	$(0.01)	$0.06	$(0.37)	$0.23	$0.10
Diluted	$(1.12)	$(1.40)	$0.07	$(0.01)	$0.06	$(0.37)	$0.23	$0.10
Distributions declared per unit (US$)	$0.18	$0.36	$0.36	$0.54	$0.54	$0.52	$0.49	$0.46

Prior to Q4 2006, the Trust had realized steady growth in revenues for six quarters.  The decreases in revenues in Q1 2007 and Q4 2006 were due to a combination of lower volumes, lower realized prices and reductions in the mark to market value of the Trust’s derivatives.  The growth and subsequent decreases in distributions over the same period reflect the changes in revenues as well as the decision by the Trust to reduce the level of its distributions in order to pursue organic growth and to live within its means.  The significant net loss in Q1 2007, Q4 2006 and Q4 2005 was due to ceiling test and goodwill impairments recorded in the periods.

RESULTS OF OPERATIONS

The Trust’s average production for Q1 2007 increased by 18% to 11,856 boe/day from 10,064 boe/day in Q1 2006.  The increase largely reflects the acquisition of the Oklahoma Assets in 2006 and the subsequent development of the properties. The Trust’s average production during Q1 2007 consisted of 4,594 bbls/day of oil and natural gas liquids (“NGL”) and 43,573 mcf/day of natural gas, resulting in a mix of 39% oil and NGL and 61% natural gas.  As at March 31, 2007, the Trust had an exit rate of approximately 11,876 boe/day.

In total in Q1 2007, the Trust participated in the drilling of 4 (1.2 net) development wells.  The drilling in Canada and Oklahoma resulted in an overall success rate of 100%.

Canadian Operations

Production in Canada for Q1 2007 declined by 19% to 6,687 boe/day compared to 8,217 boe/day in Q1 2006.  This decline is attributed to normal production decline rates for the Trust’s Canadian properties.  Natural gas represented approximately 43% of total production in Q1 2007 versus 38% in Q1 2006.  The March 31, 2006 exit rate for Canada was approximately 6,576 boe/day.

Consistent with the Trust’s strategy of pursuing organic growth opportunities, the Trust initiated drilling operations during the quarter.  One vertical well was drilled in the Halkirk area of East Central Alberta, and a second well was re-entered and drilled horizontally at Desan in Northeastern British Columbia.  Both wells were successful with the Desan well coming on stream prior to the end of the quarter.  The Trust continues to build a prospect inventory on its existing undeveloped lands in Canada.

U.S. Operations

Production in the United States averaged a total of 5,169 boe/day during Q1 2007, of which 85% was natural gas.  During Q1 2007 four wells that were drilled in the later part of 2006 came on production, along with one well drilled during Q1 2007, and brought the Trust’s Q1 2007 exit rate from its U.S. operations to approximately 5,300 boe/day.

In total, the Trust participated in the drilling of 3 (0.7 net) wells in the U.S. in Q1 2007. Of those wells, 1 (0.2 net) was completed during the quarter and the other 2 (0.5 net) wells were still being drilled at March 31, 2007. All of the wells were in Oklahoma and were initiated and operated by the Trust’s strategic partner under an area farmout agreement that resulted in the partner paying 100% of the cost in exchange for 70% of the Trust’s working interest.  All of the wells drilled in the U.S. during the year were successful.

Production (in thousands except for volumes and percentages)
	Three Months ended March 31,
	2007	2006	Change
Daily Sales Volumes – Average
Oil & NGL (bbls/day)	4,594	5,269	(13%)
Natural gas (mcf/day)	43,573	28,773	51%
Total (boe/day)	11,856	10,064	18%

Daily Sales Volumes - Exit Rate
Oil & NGL (bbls/day)	4,223	5,876	(28%)
Natural gas (mcf/day)	45,922	47,574	(3%)
Total (boe/day)	11,876	13,805	(14%)

Sales Volumes mix by product
Oil & NGL	39%	52%
Natural gas	61%	48%
	100%	100%

Production by Geographic Area (in thousands except for volumes and percentages)
	Three Months ended March 31, 2007
	Canada	U.S.
Daily Sales Volumes – Average
Oil & NGL (bbls/day)	3,844	750
Natural gas (mcf/day)	17,061	26,512
Total (boe/day)	6,687	5,169

Daily Sales Volumes - Exit Rate
Oil & NGL (bbls/day)	3,527	696
Natural gas (mcf/day)	18,295	27,627
Total (boe/day)	6,576	5,300

Sales Volumes mix by product
Oil & NGL	57%	15%
Natural gas	43%	85%
	100%	100%

COMMODITY PRICING

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil.  WTI is expressed in US dollars per barrel (“bbl”).  The Trust reports the price it receives for oil in Canadian dollars per bbl.  Alberta Spot prices, represented as AECO hub pricing (“AECO”), is a standard benchmark for the price of natural gas in Western Canada.  AECO prices are quoted in Canadian dollars per gigajoule (“GJ”).  New York Mercantile Exchange (“Nymex”) is a standard benchmark for the price of natural gas in the United States.  Nymex prices are expressed in US dollars per million British Thermal Units (“mmbtu”).  To simplify comparison, both an mmbtu and a GJ are approximately equal to an mcf of gas.

Natural gas prices on the Nymex decreased US$2.12/mmbtu or 23%, from Q1 2006, averaging US$6.96/mmbtu in Q1 2007.  In Canada, AECO pricing was down $0.15/GJ, or 2%, from Q1 2006 levels, averaging $7.40/GJ.

U.S. oil prices decreased 8% from Q1 2006, averaging US$58.27/bbl in Q1 2007.  The decrease was offset slightly by a 2% weakening of the Canadian dollar, which fell from an average of $0.87 in Q1 2006 against the US dollar to an average of $0.85 in Q1 2007.

The Q1 2007 average price received by the Trust for oil was up 1% to $57.63/bbl from $56.89 in Q1 2006.  The Trust received an additional $0.03/bbl in Q1 2007 from the settlement of its oil commodity contracts.  The Q1 2007 average price received by the Trust for natural gas was up 2% to $7.55/mcf from $7.42/mcf in Q1 2006.  The Trust received an additional $0.33/mcf in Q1 2007 from its natural gas commodity contracts compared to an additional $1.05/mcf in Q1 2006.

Pricing (in thousands except for volumes and pricing)
	Three Months ended March 31,
	2007	2006	Change
Pricing Benchmarks
WTI (US$/bbl)	58.27	63.48	(8%)
Average exchange rate: US$1.00 to Cdn$	1.17	1.15	2%
WTI (Cdn$/bbl)	68.18	73.00	(7%)
AECO monthly index (Cdn$/GJ)	7.40	7.55	(2%)
Nymex (US$/mmbtu)	6.96	9.08	(23%)
Average Prices Received by the Trust
Oil (Cdn$ per bbl)	57.63	56.89	1%
Natural gas (Cdn$ per mcf)	7.55	7.42	2%
Oil commodity contract settlements (Cdn$ per bbl)	0.03	-	-
Natural gas commodity contract settlements (Cdn$ per mcf)	0.33	1.05	(69%)
Combined Oil (Cdn$ per bbl)	57.66	56.89	1%
Combined Natural gas (Cdn$ per mcf)	7.88	8.47	(7%)
Total (1) (Cdn$ per boe)	51.04	53.34	(4%)

(1) Includes NGL’s

The Trust has a policy of hedging up to 50% of projected gross production up to 24 months in advance, using price collars and avoiding fixed price sales, so that the Trust is less exposed to significant short-term swings in commodity prices. Fluctuations in the estimated fair value of the risk management program resulted in a non-cash reduction of oil and natural gas revenues of $10.4 million in Q1 2007, compared to a non-cash reduction of oil and natural gas revenue of $0.6 million in Q1 2006.

At March 31, 2007, the Trust had the following financial derivatives and fixed price contracts outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period

Collar	Gas	7.50 by 9.00 (Cdn$/GJ)	10,000 GJ	April 1, 2007 – October 31, 2007
Collar	Gas	8.00 by 12.00 (Cdn$/GJ)	10,000 GJ	November 1, 2007 – March 31, 2008
Floor	Gas	7.50 (US$/mmbtu)	5,000 mmbtu	April 1, 2007 – October 31, 2007
Fixed sale	Gas	7.555 (US$/mmbtu)	5,000 mmbtu	April 1, 2007 – October 31, 2007
Collar	Gas	7.50 by 11.10 (US$/mmbtu)	5,000 mmbtu	April 1, 2007 – October 31, 2007
Collar	Gas	8.00 by 16.40 (US$/mmbtu)	10,000 mmbtu	November 1, 2007 – March 31, 2008

Collar	Oil	55.00 by 81.20 (US$/bbl)	1,000 bbl	April 1, 2007 – June 30, 2007
Collar	Oil	55.00 by 80.50 (US$/bbl)	1,000 bbl	April 1, 2007 – December 31, 2007
Collar	Oil	55.00 by 80.50 (US$/bbl)	1,000 bbl	July 1, 2007 – December 31, 2007
Collar	Oil	55.00 by 78.60 (US$/bbl)	500 bbl	April 1, 2007 – December 31, 2007
Collar	Oil	55.00 by 75.25 (US$/bbl)	500 bbl	January 1, 2008 – June 30, 2008
Collar	Oil	62.00 by 75.50 (US$/bbl)	500 bbl	January 1, 2008 – March 31, 2008
Collar	Oil	62.00 by 75.60 (US$/bbl)	500 bbl	April 1, 2008 – June 30, 2008

Fixed purchase	Power (Alberta)	62.90 (Cdn $/Mwh)	72 Mwh	April 1, 2007 – December 31, 2009

Consistent with the Trust’s price risk mitigation strategy, these positions represent approximately 48% of the Trust’s expected production, before royalties, including the production of Trigger Resources Ltd. (see “Subsequent Events and Proposed Transactions” below), on a boe/day basis for fiscal 2007.

As at March 31, 2007 the above commodity contracts had a net mark-to-market value of $1.9 million.

REVENUES

Revenues decreased by 8% in Q1 2007 from Q1 2006 due to the impact of the unrealized mark-to-market loss on the Trust’s price risk management program.  On a realized basis, revenues from oil and NGL and natural gas increased by 13% to $54.5 million in Q1 2007 from $48.3 million in Q1 2006.  Oil and NGL revenues decreased 11% to $23.5 million in Q1 2007 due to lower production volumes related to natural declines.  Natural gas revenue increased 41% in Q1 2007 to $30.9 million due to the full impact of the acquisition of the Oklahoma Assets in late Q1 2006.

Revenues (in thousands)
	Three Months ended March 31,
	2007	2006	Change
Revenues
Oil and NGL	$23,544	$26,387	(11%)
Natural gas	30,914	21,928	41%
	54,458	48,315	13%
Unrealized mark-to-market loss on oil and natural gas derivative instruments	(10,448)	(598)	1,647%
Oil and natural gas revenues	$44,010	$47,717	(8%)

Revenues by Geographic area (in thousands)
	Three Months ended March 31, 2007
	Canada	U.S.
Revenues
Oil and NGL	$18,999	$4,545
Natural gas	12,028	18,886
	31,027	23,431
Unrealized mark to market gains (loss) on oil and natural gas derivative instruments	(5,239)	(5,209)
	$25,788	$18,222

ROYALTIES

Royalties, which include Crown, freehold and overriding royalties and wellhead taxes, less Alberta Royalty Tax Credits (“ARTC”), vary depending on the jurisdiction, the volumes produced, total volumes sold and the price received by the Trust for the sales. Overall, royalties increased in Q1 2007 compared to Q1 2006 as a result of increased revenues from the sale of oil, NGL and natural gas in the period. Royalties as a percentage of revenues were relatively unchanged at 22% for Q1 2007 compared to 21% for Q1 2006.

Royalties (in thousands except for percentages and per boe amounts)
	Three months ended March 31,
	2007	2006	Change
Royalties	$11,990	$9,961	20%
As a percentage of oil, NGL and natural gas revenues	22%	21%
Royalties per boe	$11.24	$11.00	2%

Royalties by Geographic Area (in thousands except for percentages and per boe amounts)
	Three Months ended March 31, 2007
	Canada	U.S.
Royalties	$6,212	$5,778
As a percentage of oil, NGL and natural gas revenues	20%	25%
Royalties per boe	$10.32	$12.42

OTHER INCOME

Other revenues for Q1 2007 represents realized gains of $1.3 million and mark to market losses of $0.2 million on investments in securities that the Trust owns.

PRODUCTION EXPENSES

In Q1 2007, operating costs increased 87% over Q1 2006 to $15.6 million due to the full inclusion of the Oklahoma Assets in 2007.  On a per boe basis, operating costs in Q1 2007 increased 59% to $14.59/boe over Q1 2006.

Canadian Assets

In Canada in Q1 2007, the average operating expense increased by 73% to $16.01 per boe versus $9.25 per boe in Q1 2006.  Total operating expenses increased at a slower pace, rising 41% in Q1 2007 to $9.6 million from $6.8 million in Q1 2006, reflecting the year-over-year decrease in production volumes.  While normal production declines and inflationary pressures in the oil and gas industry played a significant role in the increased operating expense, the Trust experienced two pipeline failures in the Provost/Wainwright area.  The majority of the costs of repairing those failures and the related clean-up operations have been incurred and are reflected in the Trust’s Q1 2007 results.

U.S. Assets

Operating expenses for the U.S. assets for Q1 2007 averaged $12.74 per boe or $5.9 million.  Operating expenses per boe were relatively high for the quarter due to multiple pump failures during the startup of a new well in Oklahoma and to an unusually large number of routine pump replacements which are required in the normal course to optimize production.  In addition, there were some minor environmental preventive maintenance costs incurred during Q1 2007.

Production Expenses (in thousands except for percentages and per boe amounts)
	Three Months ended March 31,
	2007	2006	Change
Production expenses	$15,564	$8,318	87%
Production expenses per boe	$14.59	$9.18	59%

Production Expenses by Geographic Area (in thousands except for percentages and per boe amounts)
	Three Months ended March 31, 2007
	Canada	U.S.
Production expenses	$9,637	$5,927
Production expenses per boe	$16.01	$12.74

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses (“G&A”) increased by 115% in Q1 2007 to $6.0 million from $2.8 million in Q1 2006.  The change largely was due to the increased asset base of the Trust and the associated increased personnel and administrative functions, including the expansion into the U.S.  G&A per boe increased by 83% to $5.66/boe in Q1 2007 compared to $3.10/boe in Q1 2006.   Within G&A, non-cash unit based compensation increased to $1.4 million in Q1 2007 from $0.3 million in Q1 2006.  This non-cash unit based compensation includes expenses for both unit option plans and the recently implemented performance and restricted unit plans.

General and Administrative Expenses (in thousands except for percentages and per boe amounts)
	Three Months ended March 31,
	2007	2006	Change
G&A expenses – cash	$4,684	$2,508	88%
G&A expenses – non cash	1,352	296	357%
Total G&A expenses	$6,036	$2,804	115%
G&A per boe – cash	$4.39	$2.77	58%
G&A per boe – non cash	$1.27	$0.33	285%
Total G&A per boe	$5.66	$3.10	83%

INTEREST EXPENSE

Interest expense increased in Q1 2007 compared to Q1 2006 due to higher loan balances for the entire quarter.  In Q1 2006, the Trust increased its loan balances substantially at the end of the quarter to fund the acquisition of the Oklahoma Assets.  The total of the Trust’s loans and convertible debentures at the end of Q1 2007 was $41.6 million or 14% lower than at the end of Q1 2006 and overall bear a lower interest rate than the Q1 2006 loans.  As a result, the Trust expects interest expense to be lower throughout the remainder of 2007 compared to 2006.

Interest Expense (in thousands except for percentages and per boe amounts)
	Three Months ended March 31,
	2007	2006	Change
Bank indebtedness, capital lease, and notes payable at end of period	$187,332	$303,303	(38%)
Convertible debentures	75,389	-	-
Total convertible debentures, bank indebtedness, capital lease, and notes payable at end of period	$262,721	$303,303	(13%)
Cash interest expense on bank indebtedness, capital lease, and notes payable	$2,894	$2,144	35%
Non-cash interest expense on bank indebtedness, capital lease, and notes payable	161	-	-
Cash interest expense on convertible debentures	1,584	-	-
Non-cash interest expense on convertible debentures	201	-	-
Total interest expense	$4,840	$2,144	126%
Cash interest expense per boe on bank indebtedness, capital lease, and notes payable	$2.71	$2.37	14%
Cash interest expense per boe on convertible debentures	1.49	-	-
Total cash interest expense per boe	$4.20	$2.37	77%

DEPLETION, DEPRECIATION AND ACCRETION INCLUDING CEILING TEST IMPAIRMENTS (“DD&A”)

DD&A expense, excluding the ceiling test impairment, increased by 6% in Q1 2007 compared to Q1 2006, primarily due to the addition of the oil and natural gas properties acquired in the Oklahoma Asset acquisition.  DD&A expense per boe, excluding the ceiling test impairment, decreased 10% in Q1 2007 to $26.98/boe compared to $30.09/boe in Q1 2006.

At December 31, 2006, the Trust recorded a ceiling test impairment on its Canada and U.S. cost centers.  At the end of Q1 2007 an additional provision of $2.1 million was necessary due to a ceiling test write down in the Canada cost center. This charge was taken due to a reduction in the value of certain undeveloped lands and the incurrence of facility upgrade costs which did not result in additional reserve volumes.

Depletion, Depreciation and Accretion (in thousands except for percentages and per boe amounts)
	Three Months Ended March 31,
	2007	2006	Change
DD&A – excluding write down	$28,794	$27,259	6%
Ceiling test provision	2,111	-	-
DD&A	$30,905	$27,259	13%
DD&A per boe – excluding impairment per boe	$26.98	$30.09	(10%)
Ceiling test impairment per boe	1.98	-	-
DD&A per boe	$28.96	$30.09	(4%)

GOODWILL IMPAIRMENT LOSS

As a result of a decline in the market value of the Trust, a $49.3 million impairment loss was recorded on the carrying balance of goodwill in the Canadian reporting unit.

TAXES

The Trust is subject to tax on its income or loss for each taxation year, computed as though it was a separate individual resident in Canada.  The taxation year of the Trust ends on December 31 of each year.  Under the Trust Indenture, the Trust is not subject to income taxes if all of its taxable income is paid or made payable by way of cash distributions to the unitholders.

The corporate subsidiaries of the Trust are subject to tax if deductions are not adequate to reduce taxable income to zero.

On October 31, 2006 the Canadian Minister of Finance announced certain proposed changes to the taxation of publicly traded trusts. If enacted, the changes will result in the Trust being subject to a tax in a manner similar to corporations effective January 1, 2011. The Trust continues to research its position based on the proposed rules and is waiting for the final legislation.  As the tax proposals had not yet been substantially enacted as at March 31, 2007, the consolidated financial statements do not reflect the impact of proposed taxation.

NETBACK PER BOE

The Trust’s netback per boe of production is summarized below:

Netback per boe
	Three Months ended March 31,
	2007	2006	Change
Price received per boe (prior to unrealized MTM)	$51.04	$53.34	(4%)
Royalties per boe	11.24	11.00	2%
Operating expense per boe	14.59	9.18	59%
Operating netback per boe	25.21	33.16	(24%)
Cash G&A per boe	4.39	2.77	58%
Cash interest expense per boe	4.20	2.37	77%
Netback per boe	$16.62	$28.02	(41%)

Netback is a non-GAAP financial measure that management uses to measure operating performance.  See the non-GAAP financial measures section of the MD&A for a reconciliation of netback to net earnings (loss).

NON-GAAP FINANCIAL MEASURES

The Trust provides financial measures in the MD&A that do not have a standardized meaning prescribed by GAAP.  These non-GAAP financial measures may not be comparable to similar measures presented by other entities.

The purpose of these financial measures, and their reconciliation to GAAP financial measures, are shown below.  All of the measures have been calculated on a basis that is consistent with previous disclosures by the Trust.

Funds from Operations

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities, before changes in non-cash working capital, as reconciled in the table below:

Funds from operations (in thousands)
	Three Months ended March 31,
	2007	2006
Cash provided by operating activities	$22,757	$(7,786)
Changes in non-cash working capital items	(4,793)	31,371
Funds from operations	$17,964	$23,585

In Q1 2007, funds from operations decreased by 24% over Q1 2006.  The decrease mainly was due to lower productions volume in Canada, an increase in overall operating expenses for the Trust and higher G&A costs, partially offset by the benefit of a full quarter’s results from the Oklahoma Assets.

Netback

Management uses netback to analyze operating performance.  Netback, as presented, is not intended to represent an alternative to net earnings (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to netback throughout this MD&A are based on the reconciliation in the table below:

Netback (in thousands)
	Three Months ended March 31,
	2007	2006
Net earnings (loss)	$(62,752)	$2,248
Income taxes	(10,216)	(5,456)
Foreign exchange gain	(662)	(341)
Non-controlling interest	-	59
Ceiling test impairment	2,111	-
Depletion, depreciation and accretion	28,794	27,259
Goodwill impairment	49,341	-
Non-cash interest expense	362	-
Amortization of deferred financing fees	-	369
Financing fees	-	352
Non-cash general and administrative expense	1,352	296
Other income	(1,036)	-
Non-cash revenue	10,448	598
Netback	$17,742	$25,384

CASH DISTRIBUTIONS PAID TO UNITHOLDERS

The Trust pays monthly cash distributions to its unitholders in US dollars.  Cash distributions are paid on the 15th of the following month or the next business day if the 15th of the month falls on a weekend or a statutory holiday (for example, the March 2007 distribution was paid on April 16, 2007).  These distributions are determined each month by the Board of Enterra Energy Corp., as administrator of the Trust, after review of a number of factors potentially impacting the Trust including its available prospects and opportunities, the outlook for commodity prices, other macro-economic factors and the Trust’s financial position and commitments.

On January 19, 2007, due to significantly weaker commodity prices, capital market uncertainty resulting from the tax changes proposed by the Canadian government affecting income trusts, and early conversion of debentures to trust units, the Trust decreased its monthly distribution to US$0.06 from US$0.12 per unit.

The Trust continues to monitor the payout ratio to ensure that, over the medium and long term, the ratio remains in the target range of 60% to 70%.

The monthly cash distributions per trust unit declared since the inception of the Trust are as follows:

US$	2007	2006	2005	2004	2003
January	$ 0.06	$ 0.18	$ 0.14	$ 0.10
February	$ 0.06	$ 0.18	$ 0.14	$ 0.10
March	$ 0.06	$ 0.18	$ 0.15	$ 0.11
April	$ 0.06	$ 0.18	$ 0.15	$ 0.11
May		$ 0.18	$ 0.15	$ 0.11
June		$ 0.18	$ 0.16	$ 0.12
July		$ 0.12	$ 0.16	$ 0.12
August		$ 0.12	$ 0.16	$ 0.12
September		$ 0.12	$ 0.17	$ 0.13
October		$ 0.12	$ 0.17	$ 0.13
November		$ 0.12	$ 0.17	$ 0.13
December		$ 0.12	$ 0.18	$ 0.14	$ 0.10

Cash distributions as a percentage of funds from operations (in thousands except for percentages)
Three Months ended March 31,
			2007	2006	Change
Cash distributions paid to unitholders			$15,839	$23,141	(32%)
Funds from operations			$17,964	$23,585	(24%)
Cash distributions as a percentage of funds from operations			88%	98%

The payout ratio in Q1 2007 was 88%, exceeding the target payout ratio of 60% to 70% of funds from operations, due to the higher distribution paid in January 2007 (December 2006 distribution of US$ 0.12 per unit was paid in January 2007).  Had the Trust paid a monthly distribution of US$0.06 for all of Q1 2007, instead of the US$0.12 per unit in January 2007, the cash distributed to unitholders would have been $11.8 million, or 66% of funds from operations.

To the extent that the Trust uses cash to finance acquisitions, development costs and other significant expenditures, the net cash that is available for distribution to unitholders will be reduced.  Hence, the timing and amount of capital expenditures may affect the amount of net cash received by the Trust and, as a consequence, the amount of cash available to distribute to unitholders.  Therefore, distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made with the use of available cash.

The Trust currently minimizes cash income taxes in corporate subsidiaries by maximizing deductions.  However, in future periods, there may be cash income taxes if deductions in the corporate entities are not sufficient to eliminate taxable income.  Taxability of the Trust is currently passed on to unitholders in the form of taxable distributions.  If the proposed changes to the taxation of income trusts are enacted, the Trust anticipates that the resulting tax, commencing in 2011 at the Trust level, would decrease the amount of cash available and thus reduce cash distributions to unitholders.

The Board of Enterra Energy Corp., as administrator of the Trust, has the discretion to determine the extent to which cash provided by operating activities will be allocated to the payment of debt service charges as well as the repayment of outstanding debt.  As a consequence, the amount of cash retained to pay debt service charges or reduce debt will reduce the amount of cash available for distribution to unitholders during those periods in which funds are retained by the Trust.

CAPITAL EXPENDITURES

A component of the Trust’s business strategy is to invest available funds not distributed to unitholders in lower-risk projects within core areas of its asset base.  As well, the Trust continually seeks accretive acquisitions of oil and gas assets that will create new core areas with investment potential, or will consolidate an existing core area.  Any such purchases are financed with a combination of cash flows from operations, issuing new trust units or incurring new debt.

The following table represents the Trust's capital expenditures that were paid for with cash.  The table excludes certain capital expenditures, such as the portion of the Oklahoma Asset acquisition, which were paid for with non-cash consideration such as trust units.

Capital Expenditures Paid with Cash (in thousands except for percentages)
	Three Months ended March 31,
	2007	2006	Change
Capital expenditures	$10,185	$134,658	(92%)

The Trust accounts for its investment in its U.S. operations as a self sustaining operation, which means the capital assets associated with the U.S. operations (as well as all other balance sheet accounts for the U.S. operations) are subject to revaluation to the current exchange rate at each balance sheet date.  The result of this revaluation is a change in the carrying value of the U.S. assets, which is not a result of capital additions or disposals.

In Q1 2007 in Canada, the Trust spent $7.7 million in capital expenditures; $2.2 million on 3-D seismic in Northeastern British Columbia to aid in the development of the Trust’s proved and probable reserves, $2.7 million related to drilling and completions operations, $0.6 million for the construction of facilities and pipelines and $2.2 million for other plant and equipment.

In Q1 2007 in the U.S., approximately US$1.1 million was spent to acquire lands for future development in Oklahoma.   In addition, during Q1 2007, the Trust spent US$1.7 million on completion of two salt water disposal wells and infrastructure additions to service the new wells being added by the Trust’s strategic partner.  All of the expenditures were in support of new wells being drilled under the area farmout.

LIQUIDITY & CAPITAL RESOURCES

On February 1, 2007, the Trust’s $180.0 million revolving extendible credit facility was amended to be a $140.0 million revolving extendible credit facility and a $40.0 million non-revolving credit facility. The $140.0 million credit facility has the same terms as the $180.0 million facility. The $40.0 million facility is a second-lien credit facility that matures on November 20, 2007. Borrowings under the $40.0 million facility bear interest at Canadian or U.S. prime rates plus a margin of 1.5%, or Canadian banker’s acceptance rates or U.S. LIBOR plus 2.5%.  It is expected that the facility will not be repaid from internally generated cash flows or asset dispositions, therefore additional financing through the issuance of debt or equity will be required.

The facilities require the Trust to maintain certain financial covenants.  As at March 31, 2007, the Trust is uncertain about its ability to meet certain of its covenant requirements for the second quarter of 2007, specifically the requirement that total distributions over the previous four quarters shall not exceed 100% of available cash flow over the period.  As at June 30, 2007, the Trust’s percentage of available cash flow distributed for the previous four quarters will remain high due to the US$0.18 per unit distribution paid in July 2006 and the US$0.12 per unit distribution paid from August 2006 to January 2007. As the current US$0.06 per unit distribution continues, the Trust’s ratio will improve.  Should the Trust not meet the covenant at June 30, 2007, or subsequent periods, nor be able to obtain waivers from the lenders, the lenders could restrict distributions by the Trust and the facilities could become due and payable immediately.

The lenders will conduct a review of the Trust’s oil and gas reserves and borrowing base in July 2007.  Adjustments to the size or other terms of the $140.0 million credit facility may arise from their review.

Working Capital (in thousands)	March 31, 2007	December 31, 2006
Working capital (deficiency)	$(198,013)	$(188,683)
Working capital (deficiency) excluding debt	$(12,152)	$(529)

The working capital deficiencies mainly related to the classification of the bank indebtedness as current liabilities even though there is no expectation that the revolving lines of credit will be called for repayment by the bank.

SUBSEQUENT EVENTS AND PROPOSED TRANSACTIONS

In April, 2007, the Trust issued $40 million of 8.25% convertible debentures that mature on June 30, 2012 and $29.2 million of trust units (4,945,000 trust units).  The net proceeds from the issuances were used to finance the acquisition of Trigger Resources Ltd. (“Trigger”).  On April 30, 2007, the Trust acquired all of the issued and outstanding shares of Trigger for total aggregate consideration of $63.2 million.

Trigger was a private company with operations in heavy oil and gas exploration and development in western Saskatchewan.  The acquisition increased the Trust’s critical mass and footprint in the region and is expected to be accretive to production, cash flow and reserves per unit.  Trigger’s production at the date of acquisition was approximately 2,400 boe/day, consisting of 1,400 bbls/day of oil and 6,000 mcf/day of natural gas.  Its properties largely are 100% working interest with year round access, and enjoy relatively low operating costs.  The acquisition also provided the Trust with an additional 62,000 net undeveloped acres with significant drilling and development potential.

RELATED PARTY TRANSACTIONS

During Q1 2007 the Trust paid $383,000 (Q1 2006 - $150,000) to Macon Resources Ltd. (“Macon”), a company 100% owned by the Chief Executive Officer of the Trust, for management services provided by the Chief Executive Officer and the previous Chief Financial Officer.  The amounts have been recorded at the amounts agreed to by the related parties.  At March 31, 2007 $36,000 (December 31, 2006 - $nil) was payable by the Trust to Macon.  During Q1 2007, the Trust granted 50,000 restricted units (valued at $422,000 based on the unit price of trust units on the grant date) to Macon.  On February 28, 2007, those restricted units vested and were converted into 50,441 trust units.

During 2006, the Trust entered into a farmout agreement with Petroflow Energy Inc. (“Petroflow”), a public oil and gas company, to fund 100% of the drilling and completion costs of the Oklahoma Assets’ undeveloped lands.  The Chief Executive Officer of the Trust owns, directly and indirectly, approximately 14% of the outstanding shares of Petroflow.  As at March 31, 2007, the Trust had US$2.2 million of receivables from Petroflow.  The receivables relate to costs incurred by the Trust as a result of the operations of the properties.  Subsequent to March 31, 2007, the Trust received US$1.0 million of payments from Petroflow for the above receivable.

A director and an officer of the Trust have working interests in certain of the Oklahoma Assets.  Balances will be payable or receivable from these individuals as a result of the operations of these properties.  At March 31, 2007 no amounts were payable or receivable from the officer.  During 2006, there was an upward adjustment to the purchase price of the Oklahoma Assets based on the performance of certain wells.  As a result of that adjustment payment, after deducting the receivable balance related to the working interests, the Trust owes the director $623,000 (US$540,000).

TRUST UNIT INFORMATION

The Trust is capitalized through a combination of trust units and exchangeable shares of certain of its subsidiaries.  The Trust also has a unit option plan, restricted unit plan, performance unit plan and warrants to purchase trust units outstanding.  The following table outlines outstanding equity instruments:

Outstanding unit data (units / shares)
As at	May 11, 2007	March 31, 2007	December 31, 2006
Trust units	61,278,120	56,327,173	56,097,875
Exchangeable shares
EEC exchangeable shares	-	-	16,337
RMG exchangeable shares	-	-	-
RMAC Series B exchangeable shares	-	-	66,720
Trust unit options	1,431,000	1,476,000	1,481,000
Restricted units	387,176	397,985	423,855
Performance units	203,618	207,960	212,948
Warrants	301,000	301,000	301,000
8.0% Convertible debentures ($1,000 per debenture)	80,331	80,331	80,331
8.25% Convertible debentures ($1,000 per debenture)	40,000	-	-

CHANGES IN ACCOUNTING POLICIES

(a)

Effective January 1, 2007, the Trust adopted revised Canadian accounting standards with respect to accounting changes, which requires that (a) a voluntary change in accounting principles can be made if, and only if, the change results in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed.  The Trust has not made any voluntary changes in accounting principles since the adoption of the revised standard.

The standard also requires that when the Trust has not adopted a new accounting standard that has been issued but not yet effective, the entity shall disclose (a) this fact; and (b) known or reasonably estimable information relevant to assessing the possible impact that application of the new standard will have on the Trust’s financial statements in the period of initial application.  There are currently two new Canadian accounting standards that have been issued which will require additional disclosure in the Trust’s financial statements commencing January 1, 2008 about the Trust’s financial instruments as well as its capital and how it is managed.

(b)

Effective January 1, 2007, the Trust adopted new Canadian accounting standards and related amendments to other standards on financial instruments.  Prior periods have not been restated, except as discussed in item iii.

i. Financial Instruments – Recognition and Measurement

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts.  It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Trust's cash and cash equivalents and investments in marketable securities have been classified as held for trading and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are recorded in net earnings.

All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net earnings, unless the instruments are designated as part of a hedge relationship.  The Trust’s physical purchase and sale contracts have been designated as derivatives and are recorded at estimated fair value with changes in estimated fair value each period charged to earnings.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance.

ii. Hedges

This standard is applicable when an entity chooses to designate a hedging relationship for accounting purposes.  The new standards specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  The Trust does not currently apply hedge accounting to any of its contracts.

iii. Comprehensive Income

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. The amounts previously presented as cumulative translation on the consolidated balance sheet have been included in accumulated other comprehensive income.  This change, as required by the standard, was made retroactively with restatement of prior periods.

CHANGES TO INTERNAL CONTROLS AND PROCEDURES FOR FINANCIAL REPORTING

No material changes were identified in the Trust’s internal control of financial reporting during the three months ended March 31, 2007, that had materially affected, or are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The Trust continues to evolve and document its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.  The Trust’s financial and operating results incorporate certain estimates including:

a) estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

b) estimated capital expenditures on projects that are in progress;

c) estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves, which the Trust expects to recover in the future;

d) estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures;

e) estimated future recoverable value of property, plant and equipment and goodwill; and

f) estimated fair value of derivatives and investments

ADDITIONAL INFORMATION

Additional information relating to Enterra Energy Trust, including our Annual Information Forms and Annual Reports, can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the Trust's website at www.enterraenergy.com.

ABBREVIATIONS
bbl	barrel of oil
bbls/day	barrels of oil per day
mcf	thousand cubic feet of natural gas
mcf/day	thousands of cubic feet of natural gas per day
NGL	natural gas liquids
boe	barrels of oil equivalent
(6 mcf equivalent to 1 bbl)
mboe	thousands of barrels of oil equivalent
boe/day	barrels of oil equivalent per day
GJ	Gigajoule
mmbtu	millions of British Thermal Units
CICA	Canadian Institute of Chartered Accountants
GAAP	Canadian Generally Accepted Accounting Principles
Cdn$	Canadian dollars
US$	United States dollars
WTI	West Texas Intermediate (Oil reference price)
AECO	Natural gas reference price in Alberta
Nymex	New York Mercantile Exchange
Q1	first quarter of the year - January 1 to March 31
Q2	second quarter of the year - April 1 to June 30
Q3	third quarter of the year - July 1 to September 30
Q4	fourth quarter of the year - October 1 to December 31
mbbl	thousand barrels of oil
mmcf	millions of cubic feet of natural gas per day
mmbtu/day	millions of British Thermal Units per day
Mwh	megawatt-hour